FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒        Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐        No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE

Resolutions of the Extraordinary General Meeting

of Shareholders of the National Bank of Greece S.A.

National Bank of Greece S.A. (‘NBG’ or ‘the Bank’) announces that the Extraordinary General Meeting of its shareholders was held today, January 18, 2016, at 93 Aiolou Street (Megaro Mela), Athens.

The General Meeting convened with a quorum of 61.97% of the Bank’s paid up share capital and resolved upon:

The approval of the transaction by which NBG and Group companies will sell their equity holding in the foreign subsidiaries ‘Finansbank A.Ş.’ and ‘Finans Leasing’.

Athens, January 18, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: January 18th, 2016

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: January 18th, 2016

Director, Financial Division